Exhibit A

NEC and Ceragon collaborate to expand 5G wireless backhaul business globally

The companies accelerate availability of advanced technologies and solutions for 5G wireless backhaul in microwave and millimeter-wave spectrum

Tokyo, April 5, 2019 and Little Falls, New Jersey, April 4, 2019 – NEC Corporation (NEC; TSE: 6701) and Ceragon Networks Ltd. (Ceragon; NASDAQ: CRNT) today announced they have entered into a collaboration agreement to further expand their global wireless backhaul business footprint.

With the increased pace of 5G deployments, networks are becoming more sophisticated and complex, requiring advanced wireless backhaul solutions that resolve 5G network challenges by enhancing network intelligence and simplifying network rollouts. The agreement calls for a development program, wherein the companies will leverage both parties’ rich experience and unique capabilities in microwave and millimeter-wave communications, to develop advanced technologies which will further accelerate innovation and deliver premium cutting-edge solutions for 5G wireless backhaul. NEC and Ceragon will each provide their own differentiated solutions based on these advanced technologies.

"NEC and Ceragon will collaborate to further develop and provide more attractive technologies for communications service providers,” said Akihiko Kumagai, Senior Executive Vice President, NEC Corporation. “NEC has more than 80 years of experience in the microwave radio market, and this partnership is one part of NEC’s long-term commitment to and strategy for the market. It will help NEC to continue to grow as a global leader in the wireless backhaul business," he added.

“This collaboration reaffirms Ceragon’s commitment to continue aggressively developing next generation technologies,” said Ira Palti, President & CEO of Ceragon Networks. “The agreement will allow Ceragon to increase its market leadership by spearheading innovation that delivers elite technological advancements in the 5G wireless backhaul market, allowing service providers to stay well ahead of the curve.”

***

About NEC Corporation
NEC Corporation is a leader in the integration of IT and network technologies that benefit businesses and people around the world. The NEC Group globally provides "Solutions for Society" that promote the safety, security, efficiency and equality of society. Under the company’s corporate message of “Orchestrating a brighter world,” NEC aims to help solve a wide range of challenging issues and to create new social value for the changing world of tomorrow. For more information, visit NEC at http://www.nec.com.

LinkedIn:	https://www.linkedin.com/company/nec/
YouTube:	https://www.youtube.com/user/NECglobalOfficial
Facebook:	https://www.facebook.com/nec.global/
Twitter:	https://twitter.com/NEC_corp

NEC is a registered trademark of NEC Corporation. All Rights Reserved. Other product or service marks mentioned herein are the trademarks of their respective owners. ©2019 NEC Corporation.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks relating to the concentration of Ceragon's business in certain geographic regions and particularly in India, risks associated with a decline in demand from the single market segment on which we focus; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; risks associated with any failure to effectively compete with other wireless equipment providers; risks associated with a change in our gross margin as a result of changes in the geographic mix of revenue;  risks related to the fact that our operating results may vary significantly from quarter to quarter and from our expectations for any specific period; risks related to our ability to meet the supply demands of our customers in a timely manner due to the high volatility in their supply needs; risks associated with difficulties in obtaining market acceptance of  newly introduced product; risks associated with technical difficulties that may be discovered in newly developed products; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

NEC Press Contact (Japan):

Joseph Jasper
 NEC Corporation
j-jasper(at)ax.jp.nec.com
+81-3-3798-6511

Ceragon Press Contact:
Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com